Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Interests of Experts” and to the inclusion in this Annual Report on Form 40-F of our reports dated February 17, 2015, with respect to the consolidated statements of financial position of Alamos Gold Inc. as at December 31, 2014 and 2013, and the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting of Alamos Gold Inc. as at December 31, 2014.

(Signed) ERNST & YOUNG LLP
Toronto, Canada	Chartered Professional Accountants
March 31, 2015	Licensed Public Accountants